September 22, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             DoubleVerify Holdings, Inc.
Draft Registration Statement on Form S-1
Request for Confidential Treatment
Submitted September 22, 2020

Ladies and Gentlemen:

On behalf of our client, DoubleVerify Holdings, Inc. (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the registration and proposed offering and sale of shares of the Company’s common stock by the Company and the Company’s selling stockholders.

The Company qualifies as an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act.

On behalf of the Company, we confirm to you that the Company will publicly file the Registration Statement and nonpublic draft submission such that it is publicly available on the EDGAR system at least 15 days prior to any road show.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6983 or Matthew E. Kaplan at (212) 909-7334.

Best Regards,

/s/ Morgan J. Hayes

Morgan J. Hayes

cc:                                Andrew Grimmig
DoubleVerify Holdings, Inc.